July 24, 2025

Jennifer DiRico
Chief Financial Officer
Commvault Systems, Inc.
1 Commvault Way
Tinton Falls, New Jersey 07724

       Re: Commvault Systems, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2025
           Response dated July 2, 2025
           File No. 001-33026
Dear Jennifer DiRico:

       We have reviewed your July 2, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 17,
2025 letter.

Form 10-K for the Year Ended March 31, 2025
Consolidated Statements of Operations, page 47

1. We have reviewed your responses to our prior comments 3 and 4 and have the following additional comments:
           It appears that revenue generated from perpetual and term software licenses is greater than ten percent of total revenues. Therefore, it continues to be unclear to us why you have not separately presented this amount as product revenue on the face of your consolidated statements of operations in accordance with Rule 5-
           03(b) of Regulation S-X.
           We note you have concluded that your subscription arrangements have term-
           based licenses and SaaS offerings that are treated as separate performance obligations. We further note that the term-based licenses are recognized when the software is delivered or made available for download and the SaaS is generally
 July 24, 2025
Page 2

           recognized ratably over the contract term beginning on the date the service is made available to the customer. However, you have not disclosed the amounts recognized in revenue related to these offerings. It is unclear to us how you have considered ASC 606-10-50-1.
           We note that you have not quantified and disclosed how revenue recognized from your term-based licenses and SaaS offerings impacts your results of operations. It is unclear to us how you have considered Item 303 of Regulation S-K. Please advise or revise your disclosures in future filings to address these items.
       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Danielle Sheer